FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Year End and Q4 Financial Results

Fiscal 2013 Net Income $1,163,300 or $0.40 per share [$0.37 fully diluted]
Fiscal 2013 EBITDAS $0.76 per share [$0.70 fully diluted]

Vancouver, Canada, May 20, 2014, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its fourth quarter and Fiscal 2013 year end, which ended February 28, 2014. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000 and, have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

Net income for the 2013 Fiscal Year was $1,163,300 or $0.40 per share [$0.37 fully diluted] versus a net income of $591,000 or $0.20 the prior year. Gross Revenue for the year dropped 13.1% to $15,953,000 from $18,366,000 as the company experienced lower demand for co-pack services.

Gross revenue for Q4 2013 was $3,244,000, versus $3,650,000 in the same period of last year, a decrease of 11.1% . Q4 2013 net loss was ($55,000) or ($0.02) per share [($0.02) fully diluted] versus net loss of ($36,000) or ($0.01) per share [($0.01) fully diluted] in the same quarter of fiscal 2012. EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) in Q4 2013 decreased to ($101,000) or ($0.03) per share [$0.03 fully diluted] from $180,000 or $0.06 per share [$0.06 fully diluted] in the prior year.

2013 net income before stock based compensation (SBC) increased to $1,217,000 or $0.42 per share [$0.38 fully diluted] versus $743,000 or $0.25 per share [$0.22 fully diluted] in the same quarter last year. 2013 EBITDAS was $2,227,000 or $0.76 per share [$0.70 fully diluted], versus $1,746,000 or $0.58 per share [$0.53 fully diluted] last year.

Non-GAAP Net Income (loss) before SBC is determined as follows:

	FY	FY	Q4	Q4
	2013	2012	2013	2012

Net Income (loss)	$1,163,000	$591,000	($55,000)	($36,000)

Add back SBC	54,000	152,000	(28,000)	30,000

Net income (loss) before SBC	$1,217,000	$743,000	($83,000)	($6,000)

Non-GAAP Net Income (loss) per share before SBC is determined as follows:

	FY	FY	Q4	Q4
	2013	2012	2013	2012

Net Income (loss) per share	$0.40	$0.20	($0.02)	($0.01)

Add back SBC per share	0.02	0.05	(0.01)	0.01

Net Income (loss) per share before SBC	$0.42	$0.25	($0.03)	$0.00

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	FY	FY	Q4	Q4
	2013	2012	2013	2012
Net Income (loss)	$1,163,000	$591,000	($55,000)	($36,000)

Add back:
Interest, net	2,000	15,000	(2,000)	4,000
Depreciation and Amortization	753,000	681,000	193,000	183,000
Non-cash stock based compensation	54,000	152,000	(28,000)	30,000
Non-cash income tax expense	255,000	307,000	(209,000)	(1,000)

Total Add Backs	1,064,000	1,155,000	(46,000)	216,000

EBITDAS	$2,227,000	$1,746,000	($101,000)	$180,000

EBITDAS per share reconciles to earnings per share as follows:

	FY	FY	Q4	Q4
	2013	2012	2013	2012

Net Income (loss) per share	$0.40	$0.20	($0.02)	($0.01)

Add back:
Interest	0.00	0.00	0.00	0.00
Depreciation and Amortization	0.25	0.23	0.07	0.06
Non-cash stock based compensation	0.02	0.05	(0.01)	0.01
Non-cash income tax expense	0.09	0.10	(0.07)	0.00

EBITDAS per share	$0.76	$0.58	($0.03)	$0.06

Gross profit margin for the fiscal year was 45.1%, up from 37.2% in the same period last year.

Discounts, rebates and slotting fees were $639,000 in 2013, down from $1,126,000 the prior year. SG&A expenses were $4,683,000 in 2013, versus $4,740,000 in the previous year.

The Company paid $225,000 to repurchase 48,348 of its common shares at an average price of $4.65 per share during fiscal 2013.

As at February 28, 2014 the Company had free cash of $2,394,000.

As at February 28, 2014 the Company had outstanding 2,912,997 common shares. The Company believes that its common share price remains undervalued and will continue with the repurchase of its shares at appropriate times.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™

©2014 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(EXPRESSED IN CANADIAN DOLLARS)

	Year ended	Year ended
	February 28,	February 28,
	2014	2013

Gross revenue	$15,952,929	$18,365,871
Less: Discounts, rebates and slotting fees	(639,461)	(1,125,529)
Net revenue	15,313,468	17,240,342

Expenses (Income)
Cost of sales (excluding depreciation shown separately below)	8,408,558	10,832,783
Selling, general & administration expenses	4,682,576	4,740,375
Depreciation	753,210	681,045
Interest on long-term debt	9,396	17,891
Interest on current debt	78	274
Foreign exchange loss	6,560	593
Interest income	(7,012)	(2,908)
Change in fair value of derivative liability	39,304	(18,252)
Loss on disposal of assets	2,095	90,585
Total Expenses	13,894,765	16,342,386

Income before taxes	1,418,703	897,956

Income tax expense	255,408	306,652

Net income	$1,163,295	$591,304

Earnings per share
Basic income per share	$0.40	$0.20
Weighted average number of common shares outstanding - basic	2,929,722	3,012,647

Diluted income per share	$0.37	$0.17
Weighted average number of common shares outstanding - diluted	3,246,223	3,314,762